Jaws Acquisition Corp.

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

April 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell and Laura Crotty

Re:	Jaws Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 15, 2021
File No. 333-252414

Dear Sir or Madam:

This letter is submitted on behalf of Jaws Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on March 15, 2021 (the “Registration Statement”) as set forth in the Staff’s letter dated March 30, 2021 to Michael Racich, Chief Financial Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.    We note your response to prior comment 1 and the related revisions; however, we also note that you have not included the business combination consideration on the cover page. Please revise either the cover page or the letter to stockholders to quantify the consideration to be paid in connection with the acquisition.

Response to Comment No. 1.    In response to the Staff’s comment, we have added language in the letter to stockholders.

Our Approach, page 18

2.    We note your response to our prior comment 6. Please further revise your disclosure, both in the Summary and Business sections, to provide detail regarding the “wide range of administrative and management services” provided under the Primary Care Physician Provider Agreements and the associated fee structure.

Mr. Michael Fay

Ms. Angela Connell

Securities and Exchange Commission

April 2, 2021

Response to Comment No. 2.    In response to the Staff’s comment, we have revised the language on pages 18 and 322.

Jaws Board’s Reasons for the Approval of the Business Combination, page 191

3.    We note your statement that the Board reviewed a valuation comparison, prepared by Jaws’ management, of recent de-SPAC M&A transactions involving companies in the healthcare industry. We also note the Board’s determination that a revenue multiple of 3.1x was appropriate in relation to PCIH. Please revise your disclosure to discuss the details of the cited valuation comparison, including the transactions that were used in the comparison, and the associated revenue multiples, so that shareholders may understand the context of the valuation arrived at and accepted by the Board in this case.

Response to Comment No. 3.    In response to the Staff’s comment, we have revised the language on pages 191 and 192.

Shareholder Proposal 2: The Business Combination Proposal

Certain Company Projected Financial Information, page 195

4.    We note your response to prior comment 16 and the additional disclosures regarding the significant assumptions underlying your projections provided on page 196. To the extent feasible, please enhance these disclosures to provide more quantitative data underlying these assumptions. In this regard, your significant projected increase in revenues over the next three years appears to be based on various assumptions, including organic growth of existing practices, de novo openings, conversions of affiliate practices, purchases of adjacent practices and anticipated large acquisitions. To the extent you can provide more insight into the extent that these various scenarios impacted your projections, please revise your disclosures accordingly.

Response to Comment No. 4.    In response to the Staff’s comment, we have revised the language on page 196.

Management’s Discussion and Analysis of Financial Condition and Result of Operations of Cano Health

Non-GAAP Financial Metrics, page 343

5.    We note your response to prior comment 20. Please quantify for us the amount of corporate development payroll costs included in your non-GAAP adjustment for acquisition transaction costs for each period. Please also clarify whether the positions to which these payroll costs relate are temporary in nature, and if so, the expected length of employment for these personnel. We remain unclear as to how you determined that such corporate development payroll

Mr. Michael Fay

Ms. Angela Connell

Securities and Exchange Commission

April 2, 2021

costs do not represent normal, recurring, cash operating expenses that are necessary to operate your business.

Response to Comment No. 5.    The Company respectfully acknowledges the importance of detailed disclosure of non-GAAP adjustments, and has quantified the amount of corporate development payroll costs included in its non-GAAP adjustment for acquisition transaction costs on page 346. Corporate development payroll costs were $326,810 in 2019 and $388,475 in 2020. The Company’s corporate development positions are temporary in nature and are not required for the operation of the core business. None of the personnel operate medical centers, manage affiliates, or provide services necessary to operate the business. The number and cost of personnel, as well as the length of employment, is tied to the volume of acquisitions and the continuation of its acquisition strategy. Acquisition transaction costs, inclusive of transaction, integration, and acquisition costs, and associated management fees and corporate development payroll costs, are related to inorganic growth. We believe it is important for investors to understand the specific costs associated with our inorganic growth, adding important detail for investment decisions.

6.    We have reviewed your response to prior comment 25 regarding bonuses included within transaction costs. Please clarify for us whether such bonuses are included in your non-GAAP adjustment for acquisition transaction costs. If so, explain to us how you determined that these bonuses are not normal recurring cash expenditures necessary to run your business. In this regard, explain whether you have a bonus program for employees unrelated to acquisition transactions and whether the employees at hand have otherwise received bonuses absent these transactions. As part of your response also compare and contrast the “quality bonuses” you pay your affiliated independent physicians as disclosed on page 77.

Response to Comment No. 6.    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the bonuses included within ‘Transaction costs and other’ are included in the non-GAAP adjustment for acquisition transaction costs. The bonuses included within ‘Transaction costs and other’ in the PCIH consolidated statement of operations relate only to bonuses that were negotiated with the sellers of acquired businesses as part of the acquisition and are payable under post acquisition employment agreements to facilitate the successful integration of the acquisition. Accordingly, the Company has determined that these bonuses are not normal recurring expenditures because these costs are specific in nature, non-recurring, and not necessary for the operation of the Company’s core business (i.e. the operation of health centers).

In addition, the Company respectfully advises the Staff that the Company has a separate payroll bonus program for employees at hand that is unrelated to the bonuses included within ‘Transaction costs and other’.

Finally, the Company respectfully advises the Staff that it does not have a separate payroll bonus program for affiliated independent physicians. The “quality bonuses” noted on page 77 are paid

Mr. Michael Fay

Ms. Angela Connell

Securities and Exchange Commission

April 2, 2021

by health plans to the Company and are shared with affiliated practices. These quality bonuses are unrelated to both the employee bonus program and the bonuses included within ‘Transaction costs and other’ described above. The Company has revised the disclosure on page 77.

Management of the Company following the Business Combination, page 354

7.    Please revise this section, where appropriate, to note that you will be a “controlled company” within the meaning of NYSE listing standards and discuss whether you plan to utilize any of the exemptions available to you. In particular, we note your disclosure on page 125 indicates that you will not have a nominating and governance committee, but your disclosure on page 358 contemplates an independent nominating and corporate governance committee.

Response to Comment No. 7.    In response to the Staff’s comment, we have revised the disclosure on page 125.

13. Variable Interest Entities, page F-52

8.    You disclose that Cano Texas and Cano Health Nevada are consolidated VIEs that were established to employ healthcare providers, to contract with managed care payors, and to deliver healthcare services to patients in the markets you serve. Please address the following:

•

Clarify how these entities relate to what you refer to throughout your filing as your “affiliated practices”. In this regard, you disclose on page 18 that Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”) contracts with independent physicians and group practices that it does not own through it’s managed services organization, and that these affiliated practices are provided with a wide range of administrative and management services under a Private Care Physician Provider Agreement. We also note your disclosure on page 95 that certain states in which PCIH operates, including Texas and Nevada, generally prohibit the corporate practice of medicine and that historically PCIH has operated in these states by maintaining long-term management contracts with associated professional organizations that employ or contract with physicians. Please clarify this structure and associated arrangements throughout your document.

•

Please clarify how revenues earned and expenses incurred under the associated administrative services agreements are reflected in the PCIH financial statements. In this regard, you indicate on page 18 that PCIH receives payment from these affiliated practices for the administrative and management services provided. However, on page 330 you disclose that PCIH receives per member per month capitated revenue and a pre-negotiated percentage of the premium that the health plan receives from CMS for these affiliated practices. You also state that PCIH pays the affiliate a primary care fee and offer shared cost savings and quality bonuses. To the extent that

Mr. Michael Fay

Ms. Angela Connell

Securities and Exchange Commission

April 2, 2021

PCIH does recognize capitated revenue from these contracts, please reconcile this to your disclosure on page F-53 which shows only $227,000 in revenues from your VIEs.

Response to Comment No. 8.    The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following details:

•

Cano Health Texas, PLLC (“Cano Texas”) and Can Health Nevada, PLLC (“Cano Nevada”), are not affiliated practices. Cano Health Texas, PLLC and Cano Health Nevada, PLLC employ the physicians and provide the physician services in these states. The Company has established Management Services Agreement that transfers substantially all the residual risks and rewards of ownership to the Company and grants the Company a controlling financial interest in Cano Texas and Cano Nevada as further described on page F-53.

•	The Company does not have variable interest in and does not control relevant activities of affiliated practices and therefore, does not consolidate these entities.

•

Under the arrangements with affiliated practices described on page 18, the Company is at-risk to provide services to enrolled members and acts as a principal. The Company’s revenue recognition policy related to capitated revenue stream is detailed on pages F-28 and F-29 and applies to owned and affiliated centers. The services provided by affiliated practices to enrolled patients are subject to the Company’s agreements with health plans. The services provided by the Company to affiliated practices were further described in the Summary and Business sections as a result of the Company’s response to the Staff’s comment No. 2. The Company records gross fees under these contracts as capitated revenue and the cost of provider care as third-party medical costs. The gross fees represent premiums paid by CMS and cost savings and quality bonuses paid by the health plan and shared with affiliated practices. The gross fees are offset by administrative fees retained by the health plans. The cost of provider care includes a primary care fee and a portion of shared health plan cost savings and quality bonuses paid by the Company to affiliated practices. The Company receives compensation for administrative and management services by retaining a portion of the surplus of premium in excess of medical costs for services provided by its affiliates. The Company clarified the disclosure on pages 18 and 330. Cano Texas and Cano Health Nevada are not affiliated practices and the arrangements with these entities are different from the arrangements described on pages 18 and 330.

•

As disclosed on pages F-52 and F-53, Cano Texas and Cano Nevada were established in 2020 and are consolidated by the Company under the VIE guidance. In response to the Staff’s comment, we have respectfully revised the language on page F-53 to note that since these entities opened their centers for operation and

Mr. Michael Fay

Ms. Angela Connell

Securities and Exchange Commission

April 2, 2021

started to enroll members in the second half of 2020, the majority of $227,000 in revenues represents a pro-rata portion of the care coordination payments received from Humana.

14. Related Party Transactions

Administrative Service Agreement, page F-54

9.    You disclose that PCIH is a party to an Administrative Service Agreement between PCIH and Dental Excellence Partners, LLC, who merged with four other entities, one of which included Cano Dental, LLC. Please clarify for us how this agreement is different from those with other affiliate providers which PCIH appears to consolidate under the VIE guidance in ASC 810. In this regard, please tell us how you determined whether PCIH has a controlling financial interest in Dental Excellence Partners, LLC that would require consolidation. Please also explain PCIH’s relationship to Cano Dental, LLC as it is not listed as a subsidiary on page F-27.

Response to Comment No. 9.     We respectfully advise the Staff that Cano Dental is a trademark and not a distinct entity. As such, we have revised the disclosure on page F-54. Further, unlike the administrative fee received by the Company from Cano Texas and Cano Nevada, the administrative fee received under the Administrative Service Agreement with Dental Excellence Partners, LLC is a monthly fixed amount per office that is commensurate with services provided, at market, and does not transfer residual risks and rewards of ownership to the Company. The owner of Dental Excellence Partners, LLC controls the relevant activities of the entity and therefore, the Company determined that it doesn’t have a controlling financial interest in Dental Excellence Partners, LLC that would require consolidation under ASC 810.

Humana Relationships, page F-55

10.    We note your response to prior comment 21 and the revised disclosures provided on page F-55 with respect to your HAP Agreements. Please clarify for us how PCIH’s relationship with Humana differs from those with other health plans.

Response to Comment No. 10.    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s relationship with Humana differs from those with other health plans for the following reasons:

1)

As disclosed on page F-55, the Company’s Parent, ITC Holdings, entered into a note purchase agreement with Humana for a convertible note due October 2022 with aggregate principal of $60 million. The note is convertible to Class A-4 units of the Parent at the option of Humana in the event the Parent and affiliates seek to consummate a sale transaction. No such convertible note or equity arrangement exists with any other health plan.

Mr. Michael Fay

Ms. Angela Connell

Securities and Exchange Commission

April 2, 2021

2)

As disclosed on page F-55, under the HAP Agreements the Company licenses the use of Humana Affiliate Provider (“HAP”) clinics to provide services at the clinics, receives care coordination payments from Humana in exchange for providing care coordination services over the term of the agreement, and pays to Humana a license fee for the Company’s use of Humana owned or leased facilities to provide health care services. Under the HAP Agreements, the Company and Humana have also established a Joint Operating Committee comprised of three members appointed by Humana and three members appointed by the Company. The Joint Operating Committee meets once per quarter to mutually develop expansion plans and the implementation of such plans to develop and open new HAP centers. The Company does not have similar agreements or such joint operating committees with any other health plans.

3)

As disclosed on page F-55, the Company and Humana entered into an agreement that grants Humana the right of first refusal on any sale, lease, license or other disposition of assets, businesses, divisions or subsidiaries that constitute 20% or more of the net revenues, net income or assets of, or any equity transaction that results in a change of control of, PCIH, Seller, or its subsidiary, HP MSO, LLC. The Company does not have similar agreements with other health plans.

* * * * *

Mr. Michael Fay

Ms. Angela Connell

Securities and Exchange Commission

April 2, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446- 4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

By:	/s/ Michael Racich
Name: Michael Racich Title: Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler
Peter Seligson
Kirkland & Ellis LLP

Chris Wilson

Jocelyn M. Arel

Michael J. Minahan

Goodwin Proctor LLP